SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               __________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                             GREY GLOBAL GROUP INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
        Limited Duration Class B Common Stock, par value $0.01 per share
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                        (Title of Class and Securities)

                                   39787M 108
                                   39787M 207
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                     (CUSIP Number of Class of Securities)

                                Edward H. Meyer
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 March 21, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )

                         (Continued on following pages)

                              (Page 1 of 3 Pages)

                                  SCHEDULE 13D

CUSIP No. 39787M 108 (Common Stock)                          Page 2 of 3 Pages
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(1)   NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Edward H. Meyer
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) ( )
                                                                        (b) (x)
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(3)   SEC USE ONLY
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(4)   SOURCE OF FUNDS
               N/A
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
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                                 (7)   SOLE VOTING POWER
                                         149,158 shares
                                          50,000 shares (issuable upon
                                                 exercise of exercisable
                                                 stock options)
          NUMBER OF SHARES       ----------------------------------------------
            BENEFICIALLY         (8)   SHARED VOTING POWER
           OWNED BY EACH                  11,394 shares held in Employee
             REPORTING                           Stock Ownership Plan
            PERSON WITH                          (beneficial ownership
                                                 disclaimed)
                                 ----------------------------------------------
                                 (9)   SOLE DISPOSITIVE POWER
                                         149,158 shares
                                          50,000 shares (issuable upon
                                                 exercise of exercisable
                                                 stock options)
                                 ----------------------------------------------
                                 (10)  SHARED DISPOSITIVE POWER
                                              None
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      149,158 shares
       50,000 shares (issuable upon exercise of exercisable stock options)
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (x)
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.0% (16.7%, including the 50,000 shares issuable upon exercise of options)
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(14)  TYPE OF REPORTING PERSON
               IN

                                  SCHEDULE 13D

CUSIP No. 39787M 207 (Class B Stock)                         Page 3 of 3 Pages
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(1)   NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Edward H. Meyer
-------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) ( )
                                                                       (b) (x)
-------------------------------------------------------------------------------
(3)   SEC USE ONLY
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(4)   SOURCE OF FUNDS
               N/A
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )
-------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
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                                 (7)   SOLE VOTING POWER
                                         135,617 shares
           NUMBER OF SHARES      ----------------------------------------------
             BENEFICIALLY        (8)   SHARED VOTING POWER
            OWNED BY EACH                 56,944 shares held in Employee
              REPORTING                          Stock Ownership Plan
             PERSON WITH                         (beneficial ownership
                                                 disclaimed)
                                 ----------------------------------------------
                                 (9)   SOLE DISPOSITIVE POWER
                                         135,617 shares
                                 ----------------------------------------------
                                 (10)  SHARED DISPOSITIVE POWER
                                            None
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               135,617 shares
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (x)
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               58.4%
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(14)  TYPE OF REPORTING PERSON
               IN

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 13 hereby amends and supplements the Statement on
Schedule 13D, dated as of June 6, 1976, filed by Edward H. Meyer, as amended by Amendments No. 1 through 12 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read as follows:

         As of March 21, 2004, Mr. Meyer beneficially owns 149,158 shares of Common Stock (excluding any shares that are issuable upon the exercise of Mr. Meyer's options to purchase shares of Common Stock) and 135,617 shares of Class B Stock, representing approximately 13.0% and 58.4%, respectively, of the Common Stock and Class B Stock outstanding. For purposes of this Item 5, unless otherwise indicated, percentages of outstanding shares are based on the number of shares outstanding as of March 1, 2004.

         In addition, as more fully described in Item 6 below, Mr. Meyer has been granted two issuances of options to purchase shares of Common Stock. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock at an exercise price of $235.00 per share. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6), as to an additional 6,667 shares on the first anniversary of the 1996 Effective Date and as to the final 6,667 shares on the second anniversary of the 1996 Effective Date. On January 23, 1998, the Company granted Mr. Meyer the 1998 Option (as defined in Item 6) to purchase 30,000 shares of Common Stock at an exercise price of $332.50 per share. The 1998 Option, by its terms, became exercisable as to 10,000 shares as of the 1998 Effective Date (as defined in Item 6), as to an additional 10,000 shares on the first anniversary of the 1998 Effective Date and as to the final 10,000 shares on the second anniversary of the 1998 Effective Date.

         Assuming the exercise in full of the 1996 Option and the 1998 Option, Mr. Meyer would beneficially own 199,158 shares of Common Stock, representing 16.7% of the outstanding Common Stock (assuming the shares issuable upon exercise of those options were outstanding for the purposes of the calculation).

         In addition, Mr. Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock, representing 100% of the outstanding shares of each series of Preferred Stock. In accordance with the terms of the Preferred Stock, Mr. Meyer may receive additional shares of Common Stock upon redemption of the Preferred Stock.

         Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children and of 11,394 shares of Common Stock and 56,944 shares of Class B Stock (approximately 1.0% and 24.5%, respectively, of the outstanding Common Stock and Class B Stock) held in the ESOP as of March 21, 2004, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

         On February 9, 1998, Mr. Meyer received distributions of 3,731 shares of the Company's Common Stock from the ESOP because, under the terms of the ESOP, a member of the plan who attains the age of seventy and one-half years (70 1/2) and who continues in active employment with the Company becomes a recipient of the shares of stock held for his benefit by the ESOP.

         On March 21, 2004, the voting trust (the "Voting Trust") established pursuant to the Voting Trust Agreement, dated as of February 24, 1986, as amended and restated (the "Voting Trust Agreement") among the several beneficiaries thereunder (the "Beneficiaries"), the Company and Mr. Meyer, as the sole voting trustee (the "Trustee") terminated according to its terms. As such, Mr. Meyer may no longer be deemed to be a beneficial owner of the shares of Common Stock or the shares of Class B Stock which, in Amendment No. 12 to the Statement on Schedule 13D, had been recorded as beneficially owned by Mr. Meyer solely in his capacity as Trustee.

         After giving effect to the termination of the Voting Trust, the aggregate number of shares of Common Stock, Class B Stock, and Preferred Stock held by Mr. Meyer (including the shares issuable upon the exercise of the 1996 Option and 1998 Option) and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 64.2% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the options were outstanding for purposes of the calculation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The ninth, tenth, eleventh, twelfth, thirteenth and fourteenth paragraphs of
Item 6 are deleted and replaced with the following one paragraph:

         On March 21, 2004, the Voting Trust established pursuant to the Voting Trust Agreement terminated in accordance with its terms. For a more detailed description of the termination of the Voting Trust, reference is made to Amendment No. 16 to the Statement on Schedule 13D, dated as of March 25, 2004, filed by Edward H. Meyer, as Trustee.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 25, 2004

                                                       /s/ Edward H. Meyer
                                                       EDWARD H. MEYER